                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   318157-10-4
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                                 (CUSIP Number)



                                  July 6, 1994
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: / /

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            Exhibit Index at page 6.


                         (Continued on following pages.)


                               (Page 1 of 7 Pages)

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CUSIP No. 318157-10-4                  13D             Page   2   of   7   Pages
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1    NAME OF REPORTING PERSONS:
                              NORWOOD VENTURE CORP.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                 (b) [XX]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                 [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    NEW YORK
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NUMBER OF SHARES         7    SOLE VOTING POWER
BENEFICIALLY OWNED       -------------------------------------------------------
BY EACH REPORTING        8    SHARED VOTING POWER
PERSON WITH:
                              1,333,333
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,333,333
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.0%
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14   TYPE OF REPORTING PERSON

     CO
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CUSIP No. 318157-10-4                  13D             Page   3   of   7   Pages
          -----------                                       -----    -----

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1    NAME OF REPORTING PERSON:
                                 MARK R. LITTELL

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                 (b) [XX]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                 [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
NUMBER OF SHARES         7    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING             15,000
PERSON WITH:             -------------------------------------------------------
                         8    SHARED VOTING POWER

                              1,333,333
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              15,000
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,333,333
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,348,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%
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14   TYPE OF REPORTING PERSON

     IN
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

ITEM 1 - SECURITY AND ISSUER

Common Stock ($ .01 par value) of Firecom, Inc., 39-27 59th Street, Woodside, NY 11377 (the "Company").

ITEM 2 - IDENTITY AND BACKGROUND

     THE FILERS

     (a)  NORWOOD VENTURE CORP. ("Norwood") is a New York business corporation.
     (b) Norwood's principal business address and Executive Offices are located at 1430 Broadway, Suite 1607, New York, NY 10018.
     (c)  Norwood's principal business is investment and consulting.
     (d) During the last five years, Norwood has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Norwood has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  not applicable

     (a) MARK R. LITTELL is filing in his capacities as President, director and shareholder of Norwood. His principal business is business executive.
     (b)  Mr. Littell's business is that of Norwood.
     (c) Mr. Littell's present principal occupation or employment is as President and director of Norwood. The name, principal business and address of the organization in which that occupation or employment is carried on are those of Norwood.
     (d) During the last five years, Mr. Littell has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Mr. Littell has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  Mr. Littell's citizenship is United States of America.



     WITH REGARD TO THE EXECUTIVE OFFICERS AND DIRECTORS OF NORWOOD

The following individuals are executive officers or directors of Norwood and are named here pursuant to the instructions to Item 2 and General Instruction C. By naming them here, Norwood does not represent that by virtue of acting in those capacities they are members of a "group" with Norwood or that any such individual is required to file a statement in his or her own right.

     (a) ROBERT E. LABLANC is a director of Norwood. His principal business is business executive.
     (b) Mr. LaBlanc's business address is Robert E. LaBlanc Associates, 323 Highland Avenue, Ridgewood, NJ 07450.
     (c) Mr. LaBlanc's present principal occupation or employment is as President and Chief Executive Officer of Robert E. LaBlanc Associates. The address of the organization in which that occupation or employment is carried on is stated in (b) above.
     (d) During the last five years, Mr. LaBlanc has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Mr. LaBlanc has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  Mr. LaBlanc's citizenship is United States of America.

     (a)  DR. ALFRED SAFFER is a director of Norwood.  He is retired.
     (b) Dr. Saffer's home address is 16629 Ironwood Drive, Delray Beach, FL 33445.
     (c) Dr. Saffer's present principal occupation or employment is as a retired chemist.
     (d) During the last five years, Dr. Saffer has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Dr. Saffer has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  Dr. Saffer's citizenship is United States of America.


     (a) MARK B. ANDERSON is a director of Norwood. His principal business is business executive.
     (b) Mr. Anderson's business address is European American Bank, 1 EAB Plaza, EAB Plaza, NY 11555.
     (c) Mr. Anderson's present principal occupation or employment is as Group Vice President of European American Bank. The address of the organization in which that occupation or employment is carried on is stated in item (b) above.
     (d) During the last five years, Mr. Anderson has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Mr. Anderson has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  Mr. Anderson's citizenship is United States of America.


     (a) HAZEL MATTHEWS-FORTE is Controller-Secretary of Norwood. Her principal business is business executive.
     (b)  Ms. Matthews-Forte's business address is that of Norwood.
     (c) Ms. Matthews-Forte's present principal occupation or employment is as Controller-Secretary of Norwood. The name, principal business and address of the organization in which that occupation or employment is carried on are those of Norwood.
     (d) During the last five years, Ms. Matthews-Forte has not been convicted of any crime required to be reported under Item 2(d) of the Instructions to
     Schedule 13D.
     (e) Ms. Matthews-Forte has not been a party to any civil proceeding during the last five years in which violations of federal or state securities laws were alleged.
     (f)  Ms. Matthews-Forte's citizenship is United States of America.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS

On March 27, 1989, Norwood entered into a Note Purchase Agreement (the "Agreement") with the Company and Fire Service Inc. ("Service") under which Norwood agreed to purchase $ 1.0 million of 15% convertible notes of Service due March 31, 1999, and the Company acted as guarantor. As additional consideration for Norwood's purchase of the notes, the Company agreed, upon Service's prepayment of the Notes, to issue to Norwood a warrant for purchase of up to 1,333,333 shares of the Company's Common Stock pursuant to this provision. On or about July 6, 1994, the Company issued a warrant to Norwood for the purchase of 1,333,333 shares of the Company's Common Stock. Under the terms of the original warrant, beginning June 30, 1995, at the end of each quarter the number of shares subject to exercise is reduced by 83,333, unless Norwood exercises the warrant for that amount prior to the end of the quarter. Upon such partial exercise of the warrant, a new warrant is issued for the remaining number of shares subject to exercise. The exercise price per share for each warrant is $.35. On June 1, 1996, Norwood exercised the fifth such warrant. It has therefore tendered a total of $145,832.75 for 416,665 shares. The source of funds for the exercise of each warrant is Norwood's working capital.

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The description contained herein of the Agreement is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

On July 17, 1996, Mr. Littell purchased out of his personal funds 15,000 shares of Common Stock for $.78125 per share.

ITEM 4 - PURPOSE OF TRANSACTION

Norwood initiated this transaction in order to acquire a substantial equity interest in the Company. See description at Item 3 above, which is incorporated by reference. The shares so acquired are being held primarily for investment purposes. Norwood has no other current plans or proposals to cause the Company to issue securities to any person or that would result in any person's acquiring securities. Norwood may, depending upon market conditions and other factors, acquire additional shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D. As of the date of this Filing, no specific plans or proposals had been formulated by Norwood.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b).   Norwood beneficially owns 1,333,333 restricted shares of
     Common Stock of the Issuer, consisting of 416,665 shares presently owned and warrants exercisable for an additional 916,663 shares. The 416,665 restricted shares presently owned constitute 8.1% of the issued and outstanding shares of the Issuer, as computed under Rule 13d-3(d)(1)(i). The aggregate, 1,333,333 shares (hereinafter, the "Shares"), will constitute 22.0% of the issued and outstanding shares of the Issuer, as computed under Rule 13d-3(d)(1)(i). By reason of his positions as President and director of Norwood, and his ownership of approximately 35% of the common stock in Norwood, Mr. Littell may be deemed to be a "beneficial owner" of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Act"), and Mr. Littell and Norwood may be deemed to have shared power to vote and to dispose of these shares. However, on behalf of Mr. Littell, Norwood disclaims any beneficial ownership by Mr. Littell in the Shares for purposes of Section 16 of the Act. Mr. Littell also disclaims beneficial ownership of the Shares for purposes of Section 16 of the Act. In addition, Mr. Littell owns 15,000 shares of Common Stock of the Issuer, over which he has sole voting and dispositive power.
     c)   None other than those described at Item 5(a) and (b) above.
     d) No person other than Norwood, pursuant to corporate action taken by its members or officers, has the right to receive dividends from or the proceeds of sale of the Common Stock beneficially owned by Norwood, and no other person has the power to direct receipt of those dividends or proceeds.
     e)   Not applicable.

Item 6 -CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Norwood has no current contracts, agreements, understandings or relationships with any other person with respect to shares of the Company's common stock or other securities, except as described in Items 3 and 4(a), which are incorporated by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Note Purchase Agreement dated March 27, 1989, incorporated by reference to Exhibit 10.1 to Form 8-K filed by Firecom on April 13, 1989, Commission File Number 0-12873.

     Exhibit 2:     Warrant No. 1 dated as of July 6, 1994.

     Exhibit 3:     Election to Purchase Shares dated June 1, 1995.

     Exhibit 4:     Warrant No. 2 dated as of June 7, 1995.

     Exhibit 5:     Election to Purchase Shares dated September 1, 1995.

     Exhibit 6:     Warrant No. 3 dated as of September 6, 1995.

     Exhibit 7:     Election to Purchase Shares dated December 1, 1995.

     Exhibit 8:     Warrant No. 4 dated as of December 7, 1995.

     Exhibit 9:     Election to Purchase Shares dated March 1, 1996.

     Exhibit 10:    Warrant No. 5 dated as of March 5, 1996.

     Exhibit 11:    Election to Purchase Shares dated June 3, 1996.

     Exhibit 12:    Joint Filing Agreement Pursuant to Rule 13d-2(f)(1)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 13, 1996
                                        -------------------------
                                                  (Date)

                                        NORWOOD VENTURE CORP.


                                        By:/s/ Hazel Matthews-Forte
                                           --------------------------------
                                               (Signature)
                                        Name:  Hazel Matthews-Forte
                                        Title: Controller-Secretary


                                        MARK R. LITTELL


                                        /s/ Mark R. Littell
                                        -----------------------------------


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